UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                      American Medical Security Group, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   027 44P 101
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                                 (CUSIP Number)

                                 Thomas R. Hefty
                      President and Chief Executive Officer
                               Cobalt Corporation
                            401 West Michigan Street
                           Milwaukee, Wisconsin 53203

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                January 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP No. 027 44P 101

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wisconsin United for Health Foundation, Inc.
          Cobalt Corporation
          Blue Cross & Blue Shield United of Wisconsin
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]
     (SEE INSTRUCTIONS)                                                 (b)[_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin United for Health Foundation, Inc. - Wisconsin
          Cobalt Corporation - Wisconsin
          Blue Cross & Blue Shield United of Wisconsin - Wisconsin
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                 7  SOLE VOTING POWER
   NUMBER OF
                      Wisconsin United for Health Foundation, Inc. - 0
     SHARES           Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 6,309,525
               -----------------------------------------------------------------
  BENEFICIALLY   8  SHARED VOTING POWER

    OWNED BY          Wisconsin United for Health Foundation, Inc. - 0
                      Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 0
               -----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
     EACH
                      Wisconsin United for Health Foundation, Inc. - 0
   REPORTING          Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 6,309,525
               -----------------------------------------------------------------
    PERSON      10  SHARED DISPOSITIVE POWER

     WITH             Wisconsin United for Health Foundation, Inc. - 0
                      Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 0
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                                       2

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11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Wisconsin United for Health Foundation, Inc. - 6,309,525
          Cobalt Corporation - 6,309,525
          Blue Cross & Blue Shield United of Wisconsin - 6,309,525
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                  [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          Wisconsin United for Health Foundation, Inc. - CO
          Cobalt Corporation - CO
          Blue Cross & Blue Shield United of Wisconsin - CO
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ITEM 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, no par value per share ("Common Stock"), of American Medical Security, Inc., a Wisconsin corporation (the "Issuer"). The principal executive office of the Issuer is located at 3100 AMS Boulevard, Green Bay, WI 54313.

ITEM 2.   Identity and Background.
          -----------------------

          (a)  This statement is being filed by

               (i) Wisconsin United for Health Foundation, Inc. (the "Foundation") 410 E. Doty Street, Madison, WI 53701

                    The Foundation is a Wisconsin social welfare organization and a Wisconsin non-stock corporation.

              (ii) Cobalt Corporation ("Cobalt") 401 West Michigan Street, Milwaukee, WI 53203

                    Cobalt is a publicly traded managed care company and a Wisconsin corporation.

              (iii) Blue Cross & Blue Shield United of Wisconsin ("BCBSUW")
                    401 West Michigan Street, Milwaukee, WI 53203

                    BCBSUW is an insurance company and a Wisconsin corporation.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Foundation and Cobalt became beneficial owners of the Common Stock in connection with the conversion of BCBSUW from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. BCBSUW previously owned the 6,309,525 shares of Common Stock as reported on BCBSUW's Report on Schedule 13G. In connection with the conversion, Cobalt became the owner of 100% of the issued and outstanding common stock of BCBSUW and the Foundation became the owner of 77.5% of the issued and outstanding common stock of Cobalt. Consequently, both the Foundation and Cobalt are deemed to be beneficial owners of the 6,309,525 shares of Common Stock owned by BCBSUW.

ITEM 4.   Purpose of Transaction.
          ----------------------

          Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, BCBSUW has submitted a proposal to the Issuer for inclusion in the Issuer's proxy materials related to its next annual meeting of shareholders. The proposal would amend the Issuer's bylaws to (i) provide that the Issuer shall not adopt any shareholder rights plan, share purchase rights plan, or similar agreement, generally known as a "poison pill," unless such plan or agreement has previously been approved by holders of the outstanding shares of Common Stock; and (ii) require the Issuer to redeem any such plan or agreement in effect as of the date of the bylaw amendment, including without limitation the shareholder rights plan that was adopted by the Issuer in August 2001.

          In addition, Cobalt and BCBSUW have held discussions with management of the Issuer concerning various possible means of enhancing the value of their investment in the Issuer. Some specific items considered by Cobalt and BCBSUW, and discussed with management of the Issuer, include, in addition to the proposal discussed above, potential repurchases by the Issuer of some portion of its outstanding shares from BCBSUW or from all shareholders interested in tendering. Cobalt and BCBSUW believe that the Issuer is currently overcapitalized relative to growth performance, and such purchases at current market prices would be accretive to per-share earnings and therefore would benefit all shareholders. Cobalt and BCBSUW also believe that so large a holding of securities of the Issuer is no longer a strategic asset of BCBSUW and Cobalt, and has discussed with the Issuer's management means of effecting an orderly reduction of this position.

                In furtherance of their intention to enhance the value of their investment in the Issuer, Cobalt and BCBSUW have considered nominating certain representatives for election as directors of the Issuer at the Issuer's next annual meeting of shareholders, pursuant to the terms of the Issuer's bylaws. Cobalt and BCBSUW believe that representation on the board of directors would allow them to more closely monitor their investment and provide them with additional means of influencing the Issuer to take steps that Cobalt and BCBSUW believe would enhance shareholder value.

          Except as set forth above, Cobalt and BCBSUW have not formulated specific plans with respect to their investment in the Issuer. Cobalt and BCBSUW will continue to consider all options open to them as a major shareholder of the Issuer to enhance the value of their investment and shareholder value generally.

ITEM 5.   Interests in Securities of the Company.
          --------------------------------------

     (a) Each of the Foundation, Cobalt and BCBSUW is deemed to be the beneficial owner of the 6,309,525 shares of the Common Stock owned by BCBSUW which represents 45.2% of the issued and outstanding Common Stock.

     (b)  (i)  Number of Shares as to which the Foundation has:

               sole voting power - 0
               shared voting power - 0
               sole dispositive power - 0
               shared dispositive power - 0

          (ii) Number of shares to which Cobalt has:

               sole voting power - 0
               shared voting power - 0
               sole dispositive power - 0
               shared dispositive power - 0

          (iii) Number of shares to which BCBSUW has:

               sole voting power - 6,309,525
               shared voting power - 0
               sole dispositive power - 6,309,525
               shared dispositive power - 0

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Company.
          ----------------------------

     None

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 Joint Filing Agreement, dated January 18, 2002, among the Foundation, Cobalt and BCBSUW.

     Exhibit 2  Shareholder Proposal Regarding Amendment of Bylaws.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        WISCONSIN UNITED FOR HEALTH
                                        FOUNDATION, INC.



                                        By: /s/ David Meissner
                                           -------------------------------------
                                           David Meissner, Vice President

                                        COBALT CORPORATION



                                        By: /s/ Thomas R. Hefty
                                           -------------------------------------
                                           Thomas R. Hefty
                                           Chief Executive Officer

                                        BLUE CROSS & BLUE SHIELD UNITED
                                        OF WISCONSIN



                                        By: /s/ Stephen E. Bablitch
                                           -------------------------------------
                                           Stephen E. Bablitch
                                           Senior Vice President and
                                           General Counsel


Dated:  January 18, 2002

                                  EXHIBIT INDEX



     Exhibit 1 Joint Filing Agreement, dated January 18, 2002, among the Foundation, Cobalt and BCBSUW.

     Exhibit 2  Shareholder Proposal Regarding Amendment of Bylaws.



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